Exhibit 20

For Immediate Release

      Contacts:
      Stuart Fine                                Vivian Liu
      Rubenstein Investor Relations              NexMed, Inc.
      (212) 843-8092                             (609) 208-9688, ext:101
      sfine@rir1.com                             investor_relations@nexmed.com

                      NEXMED ADOPTS SHAREHOLDER RIGHTS PLAN

ROBBINSVILLE, NJ. -- April 5, 2000 -- NexMed, Inc. (OTC BB: NEXM), announced today that its Board of Directors has adopted a Shareholder Rights Plan under which rights to purchase shares of its newly issued Series A Junior Participating Preferred Stock will be distributed to shareholders as a non-cash dividend at the rate of one right for each share of the Company's common stock, par value $0.001 (the "Common Stock") held of record as of the close of business on April 21, 2000.

The rights, which expire on April 3, 2010, will entitle shareholders to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $100.00. The rights will become exercisable on the tenth business day after the date that any person or group first announces that such person or group (other than certain existing equity holders) has acquired 15% or more of the then outstanding shares of the Company's Common Stock or first announces a tender or exchange offer for 15% or more of the then outstanding shares of the Company's Common Stock. If such person or group acquires 15% or more of the outstanding shares of the Company's Common Stock, each right not owned by that person or group will entitle its holder to purchase shares of the Company's Common Stock having a market value of twice the right's then current exercise price. The effect will be to discourage acquisitions of 15% or more of the outstanding shares of the Company's Common Stock without negotiations with the Company's Board of Directors.

The rights will trade with the Company's Common Stock, unless and until they are separated upon the occurrence of certain future events. The Company's Board of Directors may redeem the rights at any time prior to their becoming exercisable. Additional details regarding the Shareholder Rights Plan will be outlined in a summary to be mailed to all shareholders.

The Company recently announced that it is dosing a total of approximately 300 patients at 12 sites in its U.S. Phase II clinical program on the Alprox-TD(R) cream for treating male erectile dysfunction ("ED"). The Company is also developing the Femprox(TM) cream treatment for female sexual arousal disorder ("FSAD"). The Company anticipates that it will begin U.S. Phase II clinical testing on the Femprox(TM) cream during third quarter 2000.

About NexMed, Inc.

NexMed, Inc., an emerging international pharmaceutical and medical company, is developing 1) the Alprox-TD(R) cream treatment for ED, 2) the Femprox(TM) cream treatment for FSAD, and 3) the Viratrol(R) hand-held treatment device for herpes simplex.

Statements under the Private Securities Litigation Reform Act: with the exception of the historical information contained in this release, the matters described herein contain forward-looking statements that involve risk and uncertainties that may individually or mutually impact the matters herein described, including but not limited to product development and acceptance, manufacturing, competition, regulatory and/or other factors, which are outside the control of the Company.


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